100 Park Avenue, Suite 1500

New York, NY 10017

Tel 212.878.7900 Fax 212.692.0940

www.foxrothschild.com

Alison Newman

Direct Dial: 212-878-7997
Email Address: ANewman@Foxrothschild.com

June 13, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mark P. Shuman Ivan Griswold Laura Veator Stephen Krikorian

Re:	Medical Transcription Billing, Corp.

Registration Statement on Form S-1

Filed on May 30, 2014

File No. 333-192989

Ladies and Gentlemen:

On behalf of our client, Medical Transcription Billing, Corp. (“MTBC” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 10, 2014 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, MTBC has revised the Registration Statement and is filing Amendment No. 4 to the Registration Statement with this response letter. We are also providing by overnight mail for the Staff’s reference a copy of Amendment No. 4 to the Registration Statement marked to show all changes from the Registration Statement filed on May 30, 2014.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement, as applicable.

U.S. Securities and Exchange Commission

June 13, 2014

Notes to Consolidated Financial Statements as of and for the Years Ended December 31, 2013 and 2012

13. Income Taxes, page F-26

1.          We note your response to prior comment 5 that the $41,714 of state tax expense for the year ended December 31, 2013 primarily arose due to the true-up of New Jersey state net operating losses because the dividend exclusion is not an allowable deduction in computing the New Jersey state net operating loss. However, we note that your disclosure indicates that for state tax purposes, the Company’s Pakistan earnings generally are not taxed due to a subtraction modification available in most states. As a result, the Company has reported cumulative losses at the state level for the last three years. Please clarify your disclosures so that they are consistent with your response, and provide an explanation for the state tax expense.

The Company advises the Staff that it has revised its disclosure on page F-26 as requested by the Staff, in the manner set forth in the Company’s letter to the Commission dated June 11, 2014.

Notes to Consolidated Financial Statements as of and for the Three Months Ended March 31, 2014

10. Income Taxes

2.          We note your response to prior comment 6. Tell us what your estimated annual effective tax rate is based on your current best estimate. To the extent there is a material difference between this rate and the rate that you have used for the interim period, please further clarify how a small change in your estimated ordinary income would produce a significant change in the effective tax rate. In this regard, it does not appear that you have historically had significant permanent differences. Please also clarify the amount of minimum taxes that may be due in certain jurisdictions.

We refer the Staff to the Company’s response to this comment in its letter to the Commission dated June 11, 2014.

U.S. Securities and Exchange Commission

June 13, 2014

Sincerely,

/s/ Alison Newman

cc:	Mahmud Haq, Medical Transcription Billing, Corp. Bill Korn, Medical Transcription Billing, Corp. Stephen Snyder, Medical Transcription Billing, Corp. Mitchell Nussbaum, Loeb & Loeb LLP